UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

BioSpecifics Technologies Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

090931106
(CUSIP Number)

July 1, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 090931106	13G

1.	NAMES OF REPORTING PERSONS

Duke University

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

56-0532129
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina
	5.	SOLE VOTING POWER

		0
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		172,766
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		172,766
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

172,766
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.75%
12.	TYPE OF REPORTING PERSON

OO

CUSIP No. 090931106	13G

1.	NAMES OF REPORTING PERSONS

The Duke Endowment

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

56-0529965
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina
	5.	SOLE VOTING POWER

		0
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		76,933
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		76,933
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,933
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.23%
12.	TYPE OF REPORTING PERSON

OO

CUSIP No. 090931106	13G

1.	NAMES OF REPORTING PERSONS

Employees' Retirement Plan of Duke University

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

58-2255087
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina
	5.	SOLE VOTING POWER

		0
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		23,721
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		23,721
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,721
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.38%
12.	TYPE OF REPORTING PERSON

OO

CUSIP No. 090931106	13G

1.	NAMES OF REPORTING PERSONS

Gothic HSP

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

27-1325761
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina
	5.	SOLE VOTING POWER

		0
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		54,244
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		54,244
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,244
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.86%
12.	TYPE OF REPORTING PERSON

OO

CUSIP No. 090931106	13G

1.	NAMES OF REPORTING PERSONS

DUMAC, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

65-1319939
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina
	5.	SOLE VOTING POWER

		0
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		327,664
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		327,664
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

327,664
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.22%
12.	TYPE OF REPORTING PERSON

IA

CUSIP No. 090931106	13G

1.	NAMES OF REPORTING PERSONS

Blackwell Partners LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

20-8075455
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia
	5.	SOLE VOTING POWER

		0
NUMBER OF	6.	SHARED VOTING POWER
SHARES
BENEFICIALLY		327,664
OWNED BY	7.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	8.	SHARED DISPOSITIVE POWER

		327,664
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

327,664
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.22%
12.	TYPE OF REPORTING PERSON

IV

Item 1(a).	Name of Issuer:

BioSpecifics Technologies Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

35 Wilbur Street
Lynbrook, NY 11563

Item 2(b).	Name of Person Filing:

Duke University
The Duke Endowment
Employees' Retirement Plan of Duke University
Gothic HSP
DUMAC, LLC
Blackwell Partners LLC

Item 2(b).	Address of Principal Business Office:

Duke University
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

The Duke Endowment
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

Employees' Retirement Plan of Duke University
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

Gothic HSP
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

DUMAC, LLC
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

Blackwell Partners LLC
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

Item 2(c).	Citizenship:

Duke University
North Carolina

The Duke Endowment
North Carolina

Employees' Retirement Plan of Duke University
North Carolina

Gothic HSP
North Carolina

DUMAC, LLC
North Carolina

Blackwell Partners LLC
Georgia

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number:

090931106

CUSIP No. 090931106

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___	Broker or dealer registered under Section 15 of the Act.

(b)	___	Bank as defined in Section 3(a)(6) of the Act.

(c)	___	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	___	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	___	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

DUMAC, LLC (“DUMAC”) is a North Carolina limited liability company formed by Duke University and The Duke Endowment, a charitable trust established in 1924 by James B. Duke, to provide the members and their affiliated entities with investment management services on a not-for-profit basis.  Duke University owns approximately 74% of the membership interests in DUMAC, while The Duke Endowment owns the remainder, or approximately 26%.  As a result, Duke University is deemed to control DUMAC.  Blackwell Partners LLC (“Blackwell”) is a Georgia limited liability company through which Duke University; Employees' Retirement Plan of Duke University; Gothic HSP and the Duke Endowment make certain of their segregated account investments.  Each of Duke University; Employees' Retirement Plan of Duke University; Gothic HSP the Duke Endowment and Blackwell receive investment management services from DUMAC.

None of the Duke University, The Duke Endowment, DUMAC, Blackwell, Gothic HSP nor the Employees’ Retirement Plan of Duke University individually owns more than five percent of BioSpecifics Technologies Corp outstanding common stock; however, collectively they own approximately 5.22% of BioSpecifics Technologies Corp’s common stock. This Schedule 13G has been filed for informational purposes to reflect that DUMAC makes investment decisions for each of Duke University, The Duke Endowment, Blackwell, Gothic HSP and the Employees’ Retirement Plan of Duke University.

As of the date of this filing, Blackwell holds and beneficially owns 327,664 shares of common stock of BioSpecifics Technologies Corp. (“Biospecifics”), which constitutes approximately 5.22% of BioSpecifics’ outstanding common shares as reported in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed on November 2, 2009. Investment Advisors selected by DUMAC control the investment and voting decisions for the shares held by Blackwell on behalf of Duke University, The Duke Endowment, Gothic ERP LLC, and Gothic HSP.  As a result, DUMAC shares beneficial ownership of these 327,664 shares with Blackwell.

Duke University owns approximately 52.7% of the membership interests of Blackwell through its wholly-owned subsidiary, Gothic Corporation.  As a result, Duke University is deemed to control Blackwell and beneficially owns approximately 172,766 shares of BioSpecifics’ common stock held by Blackwell.

The Duke Endowment owns approximately 23.5% of the membership interests of Blackwell.  As a result, The Duke Endowment beneficially owns approximately 76,933 shares of BioSpecifics’ common stock held by Blackwell.

Employees' Retirement Plan of Duke University owns approximately 7.2% of the membership interests of Blackwell.  As a result, The Duke Endowment beneficially owns approximately 23,721 shares of BioSpecifics’ common stock held by Blackwell.

Gothic HSP owns approximately 16.6% of the membership interests of Blackwell.  As a result, The Duke Endowment beneficially owns approximately 54,244 shares of BioSpecifics’ common stock held by Blackwell.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September 17, 2010

Duke University

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller
DUMAC, LLC

Blackwell Partners LLC

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller
DUMAC, LLC

DUMAC, LLC

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller
DUMAC, LLC

The Duke Endowment

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller
DUMAC, LLC

Employees' Retirement Plan of Duke University

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller
DUMAC, LLC

Gothic HSP

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller
DUMAC, LLC